Exhibit 99.1

HEXO Corp.

Condensed Interim

Consolidated Financial Statements

For the three and six months ended

January 31, 2023 and 2022

Table of Contents

Condensed Interim Consolidated Statements of Financial Position		3

Condensed Interim Consolidated Statements of Net Loss and Comprehensive Loss		4

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity		5

Condensed Interim Consolidated Statements of Cash Flows		6

Notes to the Condensed Interim Consolidated Financial Statements:

1.	Description of Business	7
2.	Going Concern	7
3.	Basis of Preparation	8
4.	New Accounting Policies and Pronouncements	8
5.	Restricted Funds	8
6.	Inventory	9
7.	Biological Assets	9
8.	Investments in Associates	10
9.	Property, Plant and Equipment	11
10.	Assets Held for Sale	11
11.	Intangible Assets	12
12.	Convertible Debenture	12
13.	Senior Secured Convertible Note	13
14.	Lease Liabilities	14
15.	Share Capital	14
16.	Common Share Purchase Warrants	15
17.	Share-based Compensation	16
18.	Net Loss per Share	17
19.	Financial Instruments	18
20.	Operating Expenses by Nature	19
21.	Other Income and Losses	20
22.	Related Party Disclosure	20
23.	Capital Management	21
24.	Commitments and Contingencies	21
25.	Fair Value of Financial Instruments	22
26.	Revenue from Sale of Goods	22
27.	Segmented Information	23
28.	Operating Cash Flow Supplement	23
29.	Income Taxes	24

Condensed Interim Consolidated Statements of Financial Position

(Unaudited, expressed in thousands of Canadian Dollars)

As at	Note	January 31, 2023	July 31, 2022
		$	$
Assets
Current assets
Cash and cash equivalents		34,233	83,238
Restricted funds	5	2,253	32,224
Short-term investments		504	–
Trade receivables		23,939	42,999
Commodity taxes recoverable		951	7,411
Prepaid expenses – current		16,333	18,339
Inventory	6	43,555	66,409
Biological assets	7	7,035	15,906
Assets held for sale	10	3,264	5,121

		132,067	271,647

Non-current assets
Property, plant and equipment	9	274,724	285,866
Intangible assets	11	92,014	94,343
Investment in associates	8	15,090	17,999
Long-term investments		—	504
Prepaid expenses		13,893	10,590

Total assets		527,788	680,949

Liabilities
Current liabilities
Accounts payable and accrued liabilities		32,129	72,581
Excise taxes payable		9,116	6,421
Warrant liabilities		442	717
Lease liability – current	14	733	914
Convertible debenture	12	—	38,301
Senior secured convertible note	13	189,659	210,379
Other current liabilities	24	10,916	5,763

		242,995	335,076

Non-current liabilities
Lease liability	14	1,230	1,926
Deferred income tax liability		27,570	28,846
Other long-term liabilities		881	1,409

Total liabilities		272,676	367,257

Shareholders’ equity
Share capital		1,891,307	1,889,768
Share-based payment reserve	17	70,911	73,657
Warrant reserve	16	81,195	82,395
Contributed surplus		97,927	90,981
Accumulated deficit		(1,897,119)	(1,841,584)
Accumulated other comprehensive income		10,891	18,475

Total shareholders’ equity		255,112	313,692

Total liabilities and shareholders’ equity		527,788	680,949

Going Concern (Note 2)
Commitments and contingencies (Note 24)

Approved by the Board of Directors

/s/ Helene Fortin, Director

/s/ Mark Attanasio, Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Condensed Interim Consolidated Statements of Net Loss and Comprehensive Loss

(Unaudited, expressed in thousands of Canadian Dollars, except per share data)

		For the three months ended		For the six months ended
	Note	January 31, 2023	January 31, 2022	January 31, 2023	January 31, 2022
Revenue from sale of goods	26	35,268	72,014	88,152	141,511
Excise taxes		(11,809)	(19,251)	(29,149)	(38,786)

Net revenue from sale of goods		23,459	52,763	59,003	102,725
Service revenue		702	—	929	225

Net revenue		24,161	52,763	59,932	102,950
Cost of goods sold	6	26,337	61,302	61,899	144,285

Gross profit/(loss) before fair value adjustments		(2,176)	(8,539)	(1,967)	(41,335)
Fair value component in inventory sold	6	5,194	9,966	25,160	22,726
Unrealized gain on changes in fair value of biological assets	7	(1,394)	(15,945)	(3,797)	(29,526)

Gross profit/(loss)		(5,976)	(2,560)	(23,330)	(34,535)
Operating expenses
General and administrative	20	10,484	22,550	20,953	45,036
Selling, marketing and promotion		2,678	6,369	6,784	12,592
Share-based compensation	17	301	4,017	1,260	7,841
Research and development		166	1,478	488	2,445
Depreciation of property, plant and equipment	9	839	1,140	1,623	3,196
Amortization of intangible assets	11	3,262	6,895	6,132	15,053
Restructuring costs		481	4,524	1,543	8,513
Impairment of property, plant and equipment and assets held for sale	9,10	408	100,130	(203)	123,933
Impairment of intangible assets		—	140,839	—	140,839
Impairment of goodwill		—	375,039	—	375,039
Impairment of investment in associate	8	643	—	643	26,925
Derecognition of onerous contract		(269)	—	(269)	—
(Gain)/loss on disposal of property, plant and equipment		133	(254)	(377)	74
Acquisition, integration and transaction costs		4,645	4,569	8,360	28,945

		23,771	667,296	46,937	790,431

Loss from operations		(29,747)	(669,856)	(70,267)	(824,966)
Interest income (expense), net	21	(752)	(5,058)	(2,669)	(9,588)
Non-operating income (expense), net	21	34,169	(61,190)	19,537	(18,977)

Net income/(loss) before tax		3,670	(736,104)	(53,399)	(853,531)
Current and deferred tax (expense)/recovery		(2,948)	25,218	(2,136)	25,373

Net income/(loss)		722	(710,886)	(55,535)	(828,158)

Other comprehensive income
Foreign currency translation		181	(49)	(233)	39
Gain on fair value due to changes in credit spread, net of tax	13	(11,965)	20,681	(7,351)	20,957

Net loss and comprehensive loss		(11,062)	(690,254)	(63,119)	(807,162)

Comprehensive loss attributable to:
Shareholders of HEXO Corp.		(11,062)	(689,224)	(63,119)	(801,466)
Non-controlling interest		—	(1,030)	—	(5,696)

		(11,062)	(690,254)	(63,119)	(807,162)

Net loss and comprehensive loss per share, basic and diluted		(0.26)	(27.16)	(1.47)	(37.24)

Weighted average number of outstanding shares
Basic and diluted	18	42,997,028	25,410,870	42,962,386	21,698,501

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited, expressed in thousands of Canadian Dollars, except per share data)

For the six months ended	Note	Number of common shares	Share capital	Share- based payment reserve	Warrant reserves	Contributed surplus	Accumulated OCI	Accumulated deficit	Total to HEXO Corp.	Non- controlling interest	Total equity
			$	$	$	$	$	$	$	$	$
Balance at July 31, 2021		10,903,282	1,267,967	69,750	124,112	41,290	1,152	(773,993)	730,278	1,987	732,265
At-the-Market program, net of costs		1,475,601	23,877	—	—	—	—	—	23,877	—	23,877
August 2021 public offering, net		3,505,716	135,645	—	—	—	—	—	135,645	—	135,645
Business acquisitions, net		5,362,366	230,232	18	769	—	—	—	231,019	—	231,019
Senior secured convertible note, net		6,021,560	140,534	—	—	—	—	—	140,534	—	140,534
Broker compensation		35,870	2,084	—	—	—	—	—	2,084	—	2,084
Exercise of stock options		1,216	147	(105)	—	—	—	—	42	—	42
Expiry of stock options		—	—	(7,415)	—	7,415	—	—	—	—	—
Expiry of warrants		—	—	—	(42,420)	42,420	—	—	—	—	—
Equity-settled share-based payments	17	—	—	7,570	—	—	—	—	7,570	—	7,570
Other comprehensive income		—	—	—	—	—	20,996	—	20,996	—	20,996
Non-controlling interest		—	—	—	—	(1,890)	–	—	(1,890)	1,890	—
Net loss		—	—	—	—	—	—	(822,462)	(822,462)	(5,696)	(828,158)

Balance at January 31, 2022		27,305,611	1,800,486	69,818	82,461	89,235	22,148	(1,596,455)	467,693	(1,819)	465,874

Balance at July 31, 2022		42,927,745	1,889,768	73,657	82,395	90,981	18,475	(1,841,584)	313,692	—	313,692
Share issuance		455,290	1,539	—	—	—	—	—	1,539	—	1,539
Expiry of stock options		—	—	(5,746)	—	5,746	—	—	—	—	—
Expiry of warrants		—	—	—	(1,200)	1,200	—	—	—	—	—
Equity-settled share-based payments	17	—	—	3,000	—	—	—	—	3,000	—	3,000
Other comprehensive income		—	—	—	—	—	(7,584)	—	(7,584)	—	(7,584)
Net loss		—	—	—	—	—	—	(55,535)	(55,535)	—	(55,535)

Balance at January 31, 2023		43,383,035	1,891,307	70,911	81,195	97,927	10,891	(1,897,119)	255,112	—	255,112

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited, expressed in thousands of Canadian Dollars)

For the six months ended	Note	January 31, 2023	January 31, 2022
Operating activities
Net loss before tax		(53,399)	(853,531)
Items not affecting cash or presented outside of operating activities	28	37,141	796,376
Changes in non-cash operating working capital items	28	(7,172)	(34,592)

Cash used in operating activities		(23,430)	(91,747)

Financing activities
Proceeds from public offering, net		—	198,777
Issuance fees		—	(250)
Proceeds from the exercise of stock options		—	42
Issued payments on cash settled RSU exercise	17	(304)	—
Repayments of debt	12	(40,140)	(6,754)
Senior secured convertible note finance costs	13	(11,515)	—
Interest paid on senior notes payable		—	(3,648)
Lease payments	14	(513)	(3,222)
Interest paid on unsecured convertible debentures	12	(1,392)	(1,606)
Cash-settlements of senior secured convertible note		—	(10,111)

Cash (used in)/provided by financing activities		(53,864)	173,228

Investing activities
Proceeds from sale of interest in joint venture		—	10,111
Cash received from restricted funds and escrow		29,971	283,775
Cash payment on business acquisition, net of cash acquired		—	(381,157)
Proceeds from sale of property, plant and equipment		2,241	1,955
Acquisition of property, plant and equipment		(120)	(20,101)
Purchase of intangible assets		(3,803)	(3,939)
Investment in associates and joint ventures		—	(1,861)

Cash generated by/(used in) investing activities		28,289	(111,217)

(Decrease)/increase in cash and cash equivalents		(49,005)	(29,736)
Cash and cash equivalents, beginning of period		83,238	67,462

Cash and cash equivalents, end of period		34,233	37,726

Supplemental cashflow information in Note 28.

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended January 31, 2023 and 2022

(Unaudited, expressed in thousands of Canadian Dollars, except share amounts or where otherwise stated)

1. Description of Business

HEXO Corp. (“HEXO” or the “Company”), is a publicly traded corporation, incorporated in Ontario, Canada. HEXO is licensed to produce and sell cannabis and cannabis products under the Cannabis Act. The head office is located at 120 Chemin de la Rive, Gatineau, Canada. The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) and the National Association of Securities Dealers Automated Quotations (“Nasdaq”), both under the trading symbol “HEXO”.

2. Going Concern

These condensed interim consolidated financial statements have been prepared using International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to a going concern, which contemplates that the Company will be able to continue its operations and will be able to realize its assets and settle its liabilities in the normal course of business as they come due in the foreseeable future.

During the three and six months ended January 31, 2023, the Company reported operating losses of $29,747 and $70,267, respectively; cash outflows from operating activities of $23,430 in the six months ended January 31, 2023 (positive operating cashflows of $5,360 generated in three months ended January 31, 2023) and an accumulated deficit of $1,897,119 and has yet to generate positive cashflows or earnings. The Company had a working capital deficiency of $110,928 and held cash and cash equivalents of $34,233 as at January 31, 2023 ($83,238 at July 31, 2022).

The Company’s 8% convertible debentures matured on December 5, 2022, which resulted in a cash repayment of $40,729. The Company remains subject to, amongst other covenants, a minimum liquidity covenant of US$20 million under the Senior secured convertible note as well as a requirement to achieve Adjusted EBITDA of not less than US$1.00 for each quarter beginning in the three months ended April 30, 2023.

These circumstances lend substantial doubt as to the ability of the Company to meet its obligations as they come due and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern. In recognition of these circumstances, the Company has taken the following actions:

•

Management will continue to evaluate potential private and public financing opportunities through the issuance of equity. Notably, the Company’s at-the-market program as initiated in May 2022, remains available to the Company (following certain legal and administrative filings) and authorizes the Company to issued equity up to US$40 million from treasury to the public, although the Company’s ability to access this entire amount may be affected by market conditions and the performance of the Company’s share price. Management may utilize this program to bridge cashflows during certain periods of volatility in order to manage its working capital obligations and remain compliant with the minimum liquidity covenant.

•

The Company has entered into an equity purchase agreement (the “equity line of credit” or “ELOC”) with an affiliate of KAOS Capital Ltd (“KAOS”), which could provide the Company access to $5 million capital per month over the ELOC’s remaining 29-month term. However, the Company has yet to file a prospectus supplement qualifying the distribution and resale by the subscriber of the Put Shares and thus has not drawn upon the ELOC, and considering the Company’s current financial situation, there are significant doubts as to the Company’s ability to file such a prospectus and access financing under the ELOC.

•

The Company executed certain cost saving initiatives in the second half of the previous fiscal year in order to decrease the operating expenses and improve the cashflows of the business. The impact of these initiatives require time to be fully realized. During the current period, management has demonstrated improvements to the Company’s operating expenses and operating cashflows and management continues to execute additional cost saving initiatives such as the restructuring of the Company’s packaging and manufacturing departments.

•

The Company has commenced discussions with its lender regarding potential amendments to and/or covenant relief under the Senior Secured Convertible Note. No agreement has been reached to date and there can be no assurance that such agreement will be reached.

The Company’s ability to continue as a going concern is dependent upon its ability in the future to achieve profitable operations and, in the meantime, to obtain favourable waivers and/or amendments from its lender under the Senior Secured Convertible Note and/or to obtain the necessary financing to meet its obligations, comply with its financial covenants, and to repay its liabilities when they become due.

There can be no assurances however that financing alternatives will be available or available on terms that are acceptable to the Company, that the Company will be able obtain favourable waivers and/or covenant relief from its lender under the Senior Secured Convertible Note or that the Company’s savings initiatives alone will yield sufficient liquidity to meet the minimum liquidity or generate positive Adjusted EBITDA, in order for the Company to meet its covenant requirements and execute on its business plan. Should these efforts prove unsuccessful, there is uncertainty as to the Company’s ability to remain in compliance with the covenants of the Senior Secured Convertible Note over the next 12-month period. As such, these circumstances create material uncertainties that lend substantial doubt as to the ability of the Company to meet its obligations as they come due and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern.

These condensed interim consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

3. Basis of Preparation

Statement of Compliance

These condensed interim consolidated financial statements (“interim consolidated financial statements”) have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”), using accounting policies consistent with IFRS as issued by the International Accounting Standards Board and IFRS Interpretations Committee (“IFRIC”). These interim consolidated financial statements do not contain all the disclosures required in annual consolidated financial statements and should be read in conjunction with the annual consolidated financial statements of the Company for the year ended July 31, 2022, prepared in accordance with IFRS.

The interim consolidated financial statements have been prepared using accounting policies consistent with those described in the annual consolidated financial statements for the year ended July 31, 2022.

These interim consolidated financial statements were approved and authorized for issue by the Board of Directors on March 16, 2023.

All figures are presented in thousands of Canadian dollars unless otherwise noted.

Basis of Consolidation

The interim consolidated financial statements include the financial results of the Company and its subsidiaries. Subsidiaries include entities which are wholly-owned as well as entities over which the Company has the authority or ability to exert power over the investee’s financial and/or operating decisions (i.e. control), which in turn may affect the Company’s exposure or rights to the variable returns from the investee. These interim consolidated financial statements include the operating results of acquired or disposed entities from the date control is obtained or the date control is lost, respectively. All intercompany balances and transactions are eliminated upon consolidation.

Share Consolidation

The Company finalized a share consolidation on the basis of fourteen (14) pre-consolidation common shares for one post-consolidation common share (14:1) effective December 19, 2022 (Note 15(c)). All balances of common shares, common share purchase warrants, stock options, restricted share units and deferred share units herein are reflective of the share consolidation (unless otherwise noted).

4. New Accounting Policies and Pronouncements

New and Amended Standards Not Yet Effective

The following IFRS amendments have been recently issued by the IASB. Pronouncements that are irrelevant or not expected to have a significant impact have been excluded.

Amendments to IAS 12: Deferred Tax related to Assets and Liabilities arising from a Single Transaction

The amendment narrowed the scope of certain recognition exemptions so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. An entity applies the amendments to transactions that occur on or after the beginning of the earliest comparative period presented. It also, at the beginning of the earliest comparative period presented, recognizes deferred tax for all temporary differences related to leases and decommissioning obligations and recognizes the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) at that date. The amendment is effective for annual periods beginning on or after January 1, 2023, with early application permitted. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

5. Restricted Funds

	January 31, 2023	July 31, 2022
	$	$
Letters of credit and collateral	2,253	2,230
Cash restricted in captive insurance subsidiary	—	29,994

Total	2,253	32,224

On September 1, 2022, the Company unrestricted the cash previously held in the captive insurance subsidiary, and transferred the funds into the operational accounts.

6.	Inventory

	As at January 31, 2023
	Capitalized cost	Biological asset fair value adjustment	Total
	$	$	$
Dried cannabis	24,423	13,250	37,673
Purchased dried cannabis	693	—	693
Extracts	1,883	—	1,883
Purchased extracts	147	—	147
Packaging and supplies	3,159	—	3,159

	30,305	13,250	43,555

	As at July 31, 2022
	Capitalized cost	Biological asset fair value adjustment	Total
	$	$	$
Dried cannabis	30,636	23,600	54,236
Purchased dried cannabis	662	—	662
Extracts	3,928	—	3,928
Purchased extracts	478	—	478
Packaging and supplies	7,105	—	7,105

	42,809	23,600	66,409

The Company recognizes the costs (capitalized cost and biological asset fair value adjustment) of harvested cannabis inventory expensed in two separate lines on the condensed interim consolidated statements of net loss and comprehensive loss :

(i)

Capitalized costs relating to inventory expensed and included in cost of goods sold amounted to $26,337 and $61,899 for the three months and six months ended January 31, 2023, respectively (January 31, 2022 – $61,302 and $144,285) which includes;

•	Write downs of inventory to their net realizable value of $7,308 and $17,574, respectively (January 31, 2022 – $13,937 and $50,134); and

•	Write-offs of inventory of $817 and $5,217 (January 31, 2022 – $4,941 and $5,556) which relate to destroyed and unsellable inventory; and

•	Reversal of impairments of $nil and $5,059, respectively (January 31, 2022 – $nil and $nil) to net realizable value.

(ii)

The fair value component (biological asset fair value adjustments) of inventory sold on the consolidated statement of net loss was $5,194 and $25,160 for the three and six months ended January 31, 2023, (January 31, 2022 – $15,945 and $29,526).

Total depreciation capitalized in inventory during the six months ended January 31, 2023, was $9,463 (January 31, 2022 – $12,003).

7. Biological Assets

The Company’s biological assets consist of cannabis plants throughout the growth cycle, from mother plants to plants in propagation, vegetative and flowering stages. The changes in the carrying value of biological assets for the period are as follows:

	For the six months ended January 31, 2023	For the year ended July 31, 2022
	$	$
Balance, beginning of period	15,906	14,284
Acquired on business combination	—	8,352
Production costs capitalized	16,277	62,489
Net increase in fair value due to biological transformation and estimates	3,797	59,665
Harvested cannabis transferred to inventory	(28,945)	(119,432)
Disposal of biological assets	—	(3,086)
Derecognized on loss of control of subsidiary	—	(6,366)

Balance, end of period	7,035	15,906

Biological assets are valued in accordance with IAS 41 - Agriculture, based on an income approach (Level 3) in which the fair value at the point of harvest is estimated based on selling price less costs to sell at harvest. For in-process biological assets (growing plants), the fair value at the point of harvest is adjusted based on the stage of growth at period-end. Harvested cannabis is transferred from biological assets to inventory at their fair value at harvest. During the six months ended January 31, 2023, the Company did not dispose of any biological assets (January 31, 2022 – $3,086).

The inputs and assumptions used in determining the fair value of cannabis plants are as follows:

•	Yield per plant;

•

Stage of growth percentage, estimated as age of plant from date of harvest as a percentage of total days in an average growing cycle, as applied to the estimated total fair value per gram (less fulfilment costs) to arrive at an in-process fair value for estimated biological assets to be harvested;

•	Average selling price per gram;

•	Post-harvest cost (cost to complete and cost to sell) per gram; and

•	Destruction/wastage of plants during the harvesting and processing process.

The table below summarizes the significant inputs and assumptions used in the fair value model, their weighted average price of value and sensitivity analysis:

Significant inputs and assumptions	Input values		An increase or decrease of 5% applied to the unobservable input would result in a change to the fair value of approximately
	January 31, 2023	July 31, 2022	January 31, 2023	July 31, 2022
Weighted average selling price
Derived from actual retail prices on a per product basis using the expected flower per plant. This is expected to approximate future selling prices and where applicable, considering strains.	$2.83 per dried gram	$2.73 per dried gram	not material	$1,190
Yield per plant
Derived from historical harvest cycle results on a per strain basis, which is expected to be harvested from plants.	68-1,521 grams per plant[1]	82-1,307 grams per plant	not material	$803
Post-harvest cost
Derived from historical costs of production activities on a per product basis.	$0.50-$0.70 per dried gram	$0.19-$0.63 per dried gram	not material	$303

8. Investments in Associates

	For the six months ended January 31, 2023			For the year ended July 31, 2022
	Truss LP	Other	Total	Truss LP	Other	Total
	$	$	$	$	$	$
Opening balance	16,000	1,999	17,999	72,873	1,806	74,679
Cash contributed to investment	—	—	—	8,500	2,721	11,221
Disposal	—	—	—	—	(984)	(984)
Share of net (loss)	(1,362)	(993)	(2,355)	(7,613)	(1,544)	(9,157)
Foreign exchange gain through OCI	—	89	89	—	—	—
Impairment/write down	—	(643)	(643)	(57,760)	—	(57,760)

Ending balance	14,638	452	15,090	16,000	1,999	17,999

Truss LP

The Truss LP was formed between the Company and Molson Coors Canada (the “Partner”) and is a standalone entity, incorporated in Canada, with its own board of directors and an independent management team. The Partner holds 57,500 common shares representing a 57.5% controlling interest in Truss LP with the Company holding 42,500 common shares and representing the remaining 42.5% interest. Truss LP is a private limited partnership and its principal operating activities consist of the development, production and sale of non-alcoholic, cannabis-infused beverages.

9. Property, Plant and Equipment

Cost	Land	Buildings	Leasehold improvements	Cultivation and production equipment	Furniture, computers, vehicles and equipment	Construction in progress	Right-of-Use assets	Total
	$	$	$	$	$	$	$	$
At July 31, 2021	2,756	265,902	42,151	42,716	29,131	91,946	40,409	515,011
Business acquisitions	8,941	59,856	545	58,063	2,053	4,076	1,993	135,527
Additions	61	602	(36)	15,511	141	11,333	—	27,612
Disposals	–	(971)	(587)	(3,946)	(3,577)	(223)	(20,460)	(29,764)
Transfers	(307)	(523)	546	(2,106)	(3,070)	(1,033)	(350)	(6,843)
Held for sale	(1,766)	(11,967)	—	(7,944)	(3,151)	(393)	—	(25,221)
Loss of control	(592)	(84,865)	—	(8,428)	(3,013)	411	(17,059)	(113,546)

At July 31, 2022	9,093	228,034	42,619	93,866	18,514	106,117	4,533	502,776
Additions	—	—	—	62	—	(168)	—	(106)
Disposals	—	—	—	—	—	—	(731)	(731)
Transfers	—	48	—	(1,681)	83	1,461	—	(89)
Foreign currency translation	—	—	—	—	—	372	—	372

At January 31, 2023	9,093	228,082	42,619	92,247	18,597	107,782	3,802	502,222

Accumulated depreciation and impairments
At July 31, 2021	307	21,743	3,251	15,862	8,154	48,990	22,802	121,109
Depreciation	—	11,143	2,028	11,931	4,245	–	1,796	31,143
Transfers	(307)	(329)	(5)	(4,328)	138	(5,405)	(350)	(10,586)
Disposals	—	—	(498)	(260)	(612)	–	(20,300)	(21,670)
Impairments	462	89,581	37,084	11,470	5,698	48,746	15,524	208,565
Held for sale	—	(1,868)	–	(2,188)	(884)	—	—	(4,940)
Loss of control	(462)	(79,602)	—	(13,933)	153	4,192	(17,059)	(106,711)

At July 31, 2022	—	40,668	41,860	18,554	16,892	96,523	2,413	216,910
Depreciation	—	4,829	87	4,636	1,224	—	310	11,086
Transfers	—	—	—	(577)	(52)	629	—	—
Disposals	—	—	—	—	—	26	(731)	(705)
Impairments (reversal)	—	—	—	408	—	(201)	—	207

At January 31, 2023	—	45,497	41,947	23,021	18,064	96,977	1,992	227,498

Net book value
At July 31, 2021	2,449	244,159	38,900	26,854	20,977	42,956	17,607	393,902
At July 31, 2022	9,093	187,366	759	75,312	1,622	9,594	2,120	285,866

At January 31, 2023	9,093	182,585	672	69,226	533	10,805	1,810	274,724

During the six months ended January 31, 2023, the Company capitalized $9,463 (January 31, 2022 – $12,003) of depreciation to inventory. During the three and six months ended January 31, 2023, depreciation expensed to the consolidated statement of loss and comprehensive loss was $839 and $1,632 (January 31, 2022 – $1,140 and $3,196).

10. Assets Held for Sale

Net book value	Land	Buildings	Cultivation and production equipment	Furniture, computers, vehicles and equipment	Construction in progress	Total
	$	$	$	$	$	$
At July 31, 2021	—	—	—	—	—	—
Business acquisition	1,873	366	274	—	—	2,513
Additions	1,765	10,100	5,756	2,267	393	20,281
Disposals	(974)	(3,246)	—	(14)	—	(4,234)
Impairment loss	(794)	—	(5,185)	(379)	(80)	(6,438)
Loss of control of subsidiary	(508)	(5,939)	—	(241)	(313)	(7,001)

At July 31, 2022	1,362	1,281	845	1,633	—	5,121

Disposal	(469)	(266)	(419)	(1,113)	—	(2,267)
Impairment loss reversal	—	410	—	—	—	410

At January 31, 2023	893	1,425	426	520	—	3,264

11. Intangible Assets

Cost	Cultivating and processing license	Brands	Software	Domain names	Patents/ Know-how/ License	Total
	$	$	$	$	$	$
At July 31, 2021	145,347	13,840	4,384	585	2,723	166,879
Additions	—	—	6,494	—	590	7,084
Business acquisitions	73,079	97,200	1,221	—	27,337	198,837
Loss of control	(28,914)	(5,400)	—	—	—	(34,314)

At July 31, 2022	189,512	105,640	12,099	585	30,650	338,486
Additions	—	—	1,670	—	2,133	3,803

At January 31, 2023	189,512	105,640	13,769	585	32,783	342,289

Accumulated amortization and impairments
At July 31, 2021	111,722	2,170	2,016	184	179	116,271
Amortization	6,561	7,862	3,527	59	3,338	21,347
Impairment	72,950	56,450	—	—	11,439	140,839
Loss of control	(28,914)	(5,400)	—	—	—	(34,314)

At July 31, 2022	162,319	61,082	5,543	243	14,956	244,143
Amortization	737	2,475	1,199	30	1,691	6,132

At January 31, 2023	163,056	63,557	6,742	273	16,647	250,275

Net book value
At July 31, 2021	33,625	11,670	2,368	401	2,544	50,608
At July 31, 2022	27,193	44,558	6,556	342	15,694	94,343

At January 31, 2023	26,456	42,083	7,027	312	16,136	92,014

Research and development expenses in the three and six months ended January 31, 2023 were $166 and $488 (January 31, 2022 – $1,478 and $2,445).

12. Convertible Debenture

$
At July 31, 2021	33,089
Interest expense	8,423
Interest paid	(3,211)

At July 31, 2022	38,301
Interest expense	3,231
Interest paid	(1,392)
Principal paid	(40,140)

At January 31, 2023	—

On December 5, 2019, the Company closed a $70,000 private placement of convertible debentures. The Company issued a total of $70,000 principal amount of 8.0% unsecured convertible debentures maturing on December 5, 2022 (the “Debentures”). The Debentures were convertible at the option of the holder at any time after December 7, 2020 and prior to maturity at a conversion price of $176.96 per share (the “Conversion Price”), subject to adjustment in certain events. The Company had the right to force the conversion of all of the outstanding Debentures at the Conversion Price at any time after December 7, 2020 and prior to maturity on 30 days’ notice if the daily volume weighted average trading price of the common shares of the Company is greater than $420.00 for any 15 consecutive trading days.

Upon maturity, the holders of the Debentures had the right to require the Company to repay any principal amount of their Debentures through the issuance of common shares of the Company in satisfaction of such amounts at a price equal to the volume weighted average trading price of the common shares on the TSX for the five trading days immediately preceding the payment date.

In May 2020, the Company provided notice to all holders of the Debentures of an option to voluntarily convert their Debentures into units of the Company (the “Conversion Units”) at a discounted early conversion price of $44.80 (the “Early Conversion Price”) calculated based on the 5-day volume weighted average HEXO Corp. share price (the “VWAP”) preceding the announcement. The VWAP utilized data from both the TSX and NYSE. Each Conversion Unit provided the holder one common share and one-half common share purchase warrant (with an exercise price of $56.00 and term of three years). The early conversion occurred in two phases, the first being on June 10, 2020 followed by the second and final phase on June 30, 2020. During phases one and two, $23,595 principal amount and $6,265 principal amount of the Debentures were converted under the Early Conversion Price.

On December 5, 2022, the 8% debentures matured, and the Company settled the outstanding balance in cash, through a payment of $40,140 plus the remaining accrued interest of $589.

13. Senior Secured Convertible Note

	US$	$
At July 31, 2022	164,051	210,379
Gain on fair value during the period	(21,984)	(29,430)
Foreign exchange loss	—	8,710

At January 31, 2023	142,067	189,659

On July 12, 2022, the Company amended and restated the senior secured convertible note, which was immediately thereafter assigned to Tilray Brands, Inc., pursuant to the terms of an amended and restated assignment and assumption agreement dated June 14, 2022 (the “Note”, or the “Senior Secured Convertible Note”).

Pursuant to the terms of the Transaction Agreement, Tilray Brands acquired 100% of the remaining outstanding principal balance of US$173.7 million of the Note and, concurrently, HEXO assumed an obligation to pay a US$1.5 million monthly fee, that represents a finance cost, until the earlier of i) the date all obligations of the Company pursuant to the terms of the Note have been satisfied, extinguished or terminated, ii) the conversion in full of the Note, iii) cancellation by Tilray or iv) January 15, 2027.

The Note which unless early converted, matures on May 1, 2026, includes coupon interest at the fixed rate of five percent (5%) per annum, calculated daily, and is payable by the Company to the Holder semi-annually on the last business day of each June and December (commencing June, 2022). For the first year of the Note, the Company is required to pay interest in cash. On December 29, 2022, the Company made its first scheduled interest payment of $5,596 (US$4,125). Accrued and unpaid interest at January 31, 2023 was $941 (July 31, 2022—$464). Thereafter, until the maturity date, in the event that the Company is not in compliance with the Minimum Liquidity covenant, the Company shall be entitled to elect to add the amount of the interest to the Principal Amount of the Note as capitalized interest. Subject to the terms of the Note, unless the principal amount and the capitalized interest have previously been converted, on the maturity date, the Company shall pay the capitalized interest by way of conversion consideration.

Subject to certain limitations and adjustments, the Note is convertible in part, into HEXO Common Shares at the Holder’s option at any time prior to the second scheduled trading day prior to the maturity date, at a US$ equivalent conversion price of CAD$5.60 per HEXO Common share as determined the day before exercise, including all capitalized interest. HEXO has the ability to force the conversion if the daily VWAP per common share is equal to or exceeds CAD$42.00 per share for twenty consecutive trading days, subject to HEXO meeting the terms of the equity condition, as set out in the terms of the Note.

The Company is not able to redeem or repay the Note prior to May 1, 2026, without the prior written consent of the Holder.

The Company is subject to certain financial and non-financial covenants as set out in the terms of the Note. Among other covenants, the Company is subject to a minimum liquidity covenant and is required to maintain an unrestricted cash amount equal to or greater than US$20.0 million. In addition, as of the last day of each three-month period starting with the three-month period ending April 30, 2023, the Company is required to have Adjusted EBITDA of not less than US$1.00 for the three-month period ending on such day. Adjusted EBITDA means for any fiscal quarter, the Adjusted EBITDA of the Company, calculated as: (i) total net income (loss); (ii) plus (minus) income taxes (recovery); (iii) plus (minus) finance expense (income); (iv) plus depreciation; (v) plus amortization; (vi) plus (minus) investment (gains) losses, including revaluation of financial instruments, share of loss from investment in joint ventures, adjustments on warrants and other financial derivatives, unrealized loss on investments, and foreign exchange gains and losses; (vii) plus (minus) fair value adjustments on inventory and biological assets; (viii) plus inventory write-downs and provisions; (ix) plus (minus) non-recurring transaction and restructuring costs; (x) plus impairments to any and all long-lived assets; (xi) plus all stock-based compensation; and (xii) plus any management or advisory fee paid by the Company to the Holder or any Affiliate thereof during the applicable quarter.

On the occurrence of an Event of Default, the Note becomes due and payable immediately at the Event of Default Acceleration Amount, as defined under the Senior secured convertible note agreement. The Note constitutes the senior secured obligation of the Company.

Fair Value Measurement

The Senior secured convertible note represents a hybrid instrument containing a conversion feature and multiple embedded derivatives. The Note has been designated in its entirety as FVTPL, as at least one of the derivatives does significantly modify the cash flows of the Note and it is clear with limited analysis that separation is not prohibited. The changes in fair value of the instrument are recorded in the consolidated statement of net loss with changes in fair value attributable to changes in credit risk being recognized through other comprehensive income.

The fair value of the Note is classified as Level 2 in the fair value hierarchy and was determined using the partial differential equation method with the following inputs:

	As at January 31, 2023		As at July 31, 2022		Initial recognition July 12, 2022
Share price	US$	1.60	US$	2.66	US$	2.80
Dividend	$	nil	$	nil	$	nil
Volatility		93%		87.8%		80.7%
Credit spread		32.36%		34.2%		38.6%
Conversion price	US$	4.13	US$	4.34	US$	4.20- US$4.34

Risk free rates were selected based upon a Secured Overnight Financing Rate (“SOFR”) curve at the valuation date. The curve’s period range was 3 months to 4 years.

An increase/decrease in the US$/CA$ foreign exchange rate of 1% would result in a foreign exchange loss/gain adjustment of $1,896 (July 31, 2022 – $2,104). A decrease of credit spread by 1% would increase the fair value of the instrument by $3,309 (July 31, 2022 – $2,487).

14. Lease Liabilities

	(for the six months ended) January 31, 2023	(for the year ended) July 31, 2022
	$	$
Balance, beginning of period	2,840	43,885
Assumed on business combination	—	1,992
Lease additions	—	29
Lease terminations	(470)	(24,300)
Lease payments	(513)	(6,054)
Interest expense on lease liabilities	106	4,197
Derecognition due to loss of control	—	(16,909)

Balance, end of period	1,963	2,840

Current	733	914
Non-current	1,230	1,926

On January 31, 2023, the Company’s leases consist of a propagation facility and an administrative real estate lease. During the three and six months ended January 31, 2023, the Company expensed variable lease payments of $198 and $396 (January 31, 2022 – $796 and $1,609).

The following table is the Company’s lease obligations over the next five fiscal years and thereafter as at January 31, 2023:

Fiscal year	2023 (six-months remaining)	2024 – 2025	2026 – 2027	Thereafter	Total
	$	$	$	$	$
Lease obligations	395	780	300	1,200	2,675

15. Share Capital

(a) Authorized

An unlimited number of common shares and an unlimited number of special shares, issuable in series.

(b) Issued and Outstanding

As at January 31, 2023, a total of 43,383,035 (July 31, 2022 – 42,927,745) common shares were issued and outstanding. No special shares have been issued or are outstanding.

(c) Share Consolidation

On January 25, 2022, the Company was notified of being non-compliant with the minimum bid price requirement under the Nasdaq Listing Rule 5500(a)(2) for continued listing on the Nasdaq Capital Market, since the closing bid price for the Company’s common shares listed on Nasdaq was below US$1.00 for 30 consecutive trading days. The Company received a 180 day extension to regain compliance status on July 26, 2022. Shareholder approval of a consolidation of the Common Shares on the basis of a range between two (2) and fourteen (14) existing pre-consolidation common shares for every one (1) post-consolidation common share was obtained at the annual and special meeting of the shareholders of the Company held on March 8, 2022. The Company filed articles of amendment to implement the consolidation on the basis of fourteen (14) existing pre-consolidation Common Shares for every one (1)

post-Consolidation Common Share (the “Consolidation”). The common shares began trading on a post-Consolidation basis on the TSX and Nasdaq on December 19, 2022, remaining listed under the symbol “HEXO”. As a result of the Consolidation, the 600,988,447 shares issued and outstanding prior to the Consolidation became 42,927,745 common shares. Fractional interests of 0.5 or greater were rounded up to the nearest whole number of Common Shares and fractional interests of less than 0.5 were rounded down to the nearest whole number of Common Shares. On Consolidation, the exercise or conversion price and the number of Common Shares issuable under any of the Company’s outstanding warrants, senior secured convertible note, stock options and other share-based securities exercisable for or convertible into common shares were proportionately adjusted to reflect the Consolidation in accordance with the respective terms thereof.

16. Common Share Purchase Warrants

The following table summarizes warrant activity during the six months ended January 31, 2023, and year ended July 31, 2022.

	For the six months ended January 31, 2023		For the year ended July 31, 2022
	Number of warrants	Weighted average exercise price[1]	Number of warrants	Weighted average exercise price[1]
		$		$
Outstanding, beginning of period	4,255,875	84.98	2,619,071	123.90
Expired and cancelled	(28,358)	274.20	(227,077)	474.04
Issued on acquisition	—	—	111,023	314.02
Issued	—	—	1,752,858	60.90

Outstanding, end of period	4,227,517	85.15	4,255,875	84.98

[1]	USD denominated warrant’s exercise price have been converted to the CAD equivalent as at the period end for presentation purposes.

The following is a consolidated summary of warrants outstanding as at January 31, 2023 and July 31, 2022.

	January 31, 2023			July 31, 2022
	Number outstanding	Book value		Number outstanding	Book value

Classified as Equity		$			$
June 2019 financing warrants
Exercise price of $884.24 expiring June 19, 2023	39,010		10,023	39,010		10,023
April 2020 underwritten public offering warrants
Exercise price of $53.76 expiring April 13, 2025	845,005		15,971	845,005		15,971
May 2020 underwritten public offering warrants
Exercise price of $58.80 expiring May 21, 2025	542,277		10,446	542,277		10,446
Conversion Unit warrants
Exercise price of $56.00 expiring June 10, 2023	263,337		11,427	263,337		11,427
Exercise price of $56.00 expiring June 30, 2023	69,923		1,928	69,923		1,928
Broker / Consultant warrants
Exercise price of $884.24 expiring June 19, 2023	1		—	1		—
Issued in connection with business acquisition
Exercise price of $1,094.24 expiring August 21, 2022	—		—	1,142		3
Exercise price of $1,437.94 expiring August 21, 2022	—		—	1,738		2
Exercise price of $158.06 expiring January 27, 2023	—		—	25,478		1,195
Exercise price of $158.86 expiring April 16, 2023	48,634		398	48,634		398
Exercise price of $177.52 expiring May 4, 2023	43,058		322	43,058		322
Exercise price of $1,017.80 expiring April 2 2024	17,863		49	17,863		49
Exercise price of $55.44 expiring April 23, 2025	45,094		4,232	45,094		4,232
Exercise price of $126.42 expiring June 25, 2025	228,956		18,236	228,956		18,236
Exercise price of $78.96 expiring September 23, 2025	87,777		7,902	87,777		7,902
Exercise price of $118.58 expiring October 30, 2025	3,133		261	3,133		261

	2,234,068		81,195	2,262,426		82,395
Classified as Liability
US$25m Registered Direct Offering Warrants
Exercise price of US$137.20 expiring December 31, 2024	133,662		1	133,662		8
US$20m Registered Direct Offering Warrants
Exercise price of US$137.20 expiring January 22, 2025	106,929		1	106,929		6
August 2021 Underwritten Public Offerings Warrants
Exercise price of US$48.30 expiring August 24, 2026	1,752,858		440	1,752,858		703

	1,993,449		442	1,993,449		717

	4,227,517		81,637	4,255,875		83,112

17. Share-based Compensation

Omnibus Plan

The Company has a share option plan (the “Former Plan”), adopted in July 2017, that was administered by the Board of Directors who established exercise prices and expiry dates. Expiry dates are up to 10 years from issuance, as determined by the Board of Directors at the time of issuance. On June 28, 2018, the Board of Directors put forth a new share option plan (the “Omnibus Plan”) which was approved by shareholders on August 28, 2019. Unless otherwise determined by the Board of Directors, options issued under both the Former Plan and Omnibus Plan vest over a three-year period. The maximum number of common shares reserved for issuance for options that may be granted under the Omnibus Plan is 10% of the issued and outstanding common shares or 4,338,304 common shares as at January 31, 2023 (July 31, 2022 – 4,292,775). The Omnibus plan is subject to cash and equity settlement, the Former Plan and plans acquired on business combinations are eligible for equity settlements. Options issued prior to July 2018 under the outgoing plan and the options assumed through business acquisitions do not contribute to the available option pool reserved for issuance. As of January 31, 2023, the Company had 1,629,514 issued and outstanding under the Omnibus Plan, 50,077 issued and outstanding under the Former Plan and 36,565 issued and outstanding under the assumed plans from business combinations.

Stock Options

The following table summarizes stock option activity during the six months ended January 31, 2023, and the year ended July 31, 2022.

	January 31, 2023		July 31, 2022
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		$		$
Opening balance	1,763,337	10.22	858,414	148.82
Granted	108,932	3.64	1,275,136	10.27
Replacement options issued on acquisition	—	—	11,572	100.66
Forfeited	(100,359)	72.29	(336,731)	62.53
Expired	(55,754)	117.87	(43,838)	310.79
Exercised	—	—	(1,216)	35.56

Closing balance	1,716,156	55.98	1,763,337	10.22

The following table summarizes information concerning stock options outstanding as at January 31, 2023.

Exercise price	Number outstanding	Weighted average remaining life (years)	Number exercisable	Weighted average remaining life (years)
$3.64 - $10.50	1,066,489	9.33	137,548	9.14
$26.04 - $138.88	431,736	7.54	367,121	7.38
$150.64 - $46.00	217,931	5.95	217,931	5.95

	1,716,156		722,600

Restricted Share Units (“RSUs”)

Under the Omnibus Plan, the Board of Directors is authorized to issue RSUs up to 10% of the issued and outstanding common shares, inclusive of the outstanding stock options. At the time of issuance, the Board of Directors establishes conversion values and expiry dates, which are up to 10 years from the date of issuance. The restriction criteria of the units are at the discretion of the Board of Directors and from time to time may be inclusive of Company based performance restrictions, employee-based performance restrictions or no restrictions to the units.

The following table summarizes RSU activity for the six months ended January 31, 2023 and the year ended July 31, 2022.

	January 31, 2023		July 31, 2022
	Units	Value of units on grant date	Units	Value of units on grant date
		$		$
Opening balance	145,236	41.58	39,345	110.74
Granted	—	—	108,374	24.36
Exercised – cash settled	(78,249)	3.89	—	—
Forfeited	—	—	(2,483)	46.20

Closing balance	66,987	25.68	145,236	41.58

As of January 31, 2023, 64,921 of the RSUs were vested.

Deferred Share Units (“DSUs”)

Under the Omnibus Plan, the Board of Directors is authorized to issue DSUs (in conjunction with all share-based compensation) up to 10% of the issued and outstanding common shares, net of the outstanding share-based awards. At the time of issuance, the Board of Directors establishes conversion values and expiry dates, which are up to 10 years from the date of issuance. The deferral criteria of the units are at the discretion of the Board of Directors and from time to time may be inclusive of Company based performance restrictions, employee-based performance restrictions or no restrictions to the units.

The following table summarizes DSU activity for six months ended January 31, 2023 and the year ended July 31, 2022.

	January 31, 2023		July 31, 2022
	Units	Value of units	Units	Value of units
		$		$
Opening balance	292,030	3.36	—	—
Granted	58,796	3.54	292,030	10.08

Closing balance	350,826	2.11	292,030	3.36

All DSUs have been issued to directors of the Company and fully vest upon the termination of their tenure as directors. As at January 31, 2023, there were no vested DSUs.

Share-based Compensation

Share-based compensation is measured at fair value at the date of grant and are expensed over the vesting period. In determining the amount of share-based compensation, the Company used the Black-Scholes-Merton option pricing model to establish the fair value of stock options and RSUs granted at the grant date by applying the following assumptions:

For the six months ended	January 31, 2023	January 31, 2022
Exercise price (weighted average)	$34.62	$107.80
Share price (weighted average)	$33.23	$105.84
Risk-free interest rate (weighted average)	2.00%	0.87%
Expected life (years) of options (weighted average)	5	5
Expected annualized volatility (weighted average)	95%	93%

Volatility was estimated using the average historical volatility of the Company and comparable companies in the industry that have trading history and volatility history.

18. Net Loss per Share

The following securities could potentially dilute basic net loss per share in the future but have not been included in diluted loss per share because their effect was anti-dilutive:

Instrument	January 31, 2023	July 31, 2022
Stock options	1,716,156	1,763,337
RSUs	66,984	145,233
DSUs	350,826	292,030
Acquired and reissued warrants	474,515	502,873
2019 June financing warrants	39,010	39,010
US$25m registered direct offering warrants	133,662	133,662
US$20m registered direct offering warrants	106,929	106,929
2020 April underwritten public offering warrants	845,005	845,005
2020 May underwritten public offering warrants	542,277	542,277
2021 August underwritten public offering warrants	1,752,858	1,752,858
Warrants issued under conversion of debentures	333,260	333,260
Convertible debenture broker/finder warrants	1	1
Senior secured convertible note	41,576,885	39,777,300

	47,938,368	46,233,775

19. Financial Instruments

Market Risk

Interest Risk

The Company has minimal exposure to interest rate risk related to the investment of cash and cash equivalents, restricted funds and short-term investments. The Company may, from time to time, invest cash in highly liquid investments with short terms to maturity that would accumulate interest at prevailing rates for such investments. As at January 31, 2023, the Company has $231,889 (US$173,700) of outstanding principal on the senior secured convertible note (Note 13) bearing interest of 5% per annum, paid semi-annually. The senior secured convertible note bears a fixed interest rate and therefore is not subject to interest risk.

Price Risk

Price risk is the risk of variability in fair value due to movements in equity or market prices.

Financial liabilities

The sensitivity of the Senior secured convertible note due to price risk is disclosed in Note 13.

If the fair value of these financial assets and liabilities were to increase or decrease by 10% the Company would incur a related net increase or decrease to Comprehensive loss of an estimated $18,960 (July 31, 2022 – $22,335). The following table presents the Company’s price risk exposure as at January 31, 2023 and July 31, 2022.

	January 31, 2023	July 31, 2022
	$	$
Financial assets	504	504
Financial liabilities	(190,101)	(211,096)

Total exposure	(189,597)	(210,592)

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s trade receivables. As at January 31, 2023, the Company was exposed to credit related losses in the event of non-performance by the counterparties.

The Company provides credit to its customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. Since the majority of the medical sales are transacted with clients that are covered under various insurance programs, and adult use sales are transacted with crown corporations, the Company has limited credit risk.

Cash and cash equivalents and restricted funds are held with three Canadian commercial banks that hold Dun & Bradstreet credit ratings of AA (July 31, 2022 – AA).

Certain restricted funds in the amount of $29,994 were managed by an insurer and were held as a cell captive within a Bermuda based private institution which does not have a publicly available credit rating; however, they utilized custodian is Citibank which holds a credit rating of A+. During the six months ended January 31, 2023, management entered into a new directors and officers insurance program which released the cell captive restricted funds of $29,994.

The majority of the trade receivables balance is held with crown corporations of Quebec, Ontario and Alberta. Creditworthiness of a counterparty is evaluated prior to the granting of credit. The Company has estimated the expected credit loss using a lifetime credit loss approach. The current expected credit loss on January 31, 2023 is $444 (July 31, 2022 – $1,927).

In measuring the expected credit losses, the adult-use cannabis trade receivables have been assessed on a per customer basis. Medical trade receivables have been assessed collectively as they have similar credit risk characteristics. They have been grouped based on the days past due.

The carrying amount of cash and cash equivalents, restricted cash and trade receivables represents the maximum exposure to credit risk and as at January 31, 2023 and amounted to $60,425 (July 31, 2022 – $158,461).

The following table summarizes the Company’s aging of trade receivables on January 31, 2023 and July 31, 2022:

	January 31, 2023	July 31, 2022
	$	$
0–30 days	12,230	24,661
31–60 days	911	11,808
61–90 days	2,661	2,177
Over 90 days	8,137	4,353

Total	23,939	42,999

Economic Dependence Risk

Economic dependence risk is the risk of reliance upon a select number of customers, which significantly impacts the financial performance of the Company. For the six months ended January 31, 2023, the Company’s recorded sales to the crown corporations; the Ontario Cannabis Store (“OCS”), Alberta Gaming, Liquor and Cannabis agency (“AGLC”), British Columbian Liquor Distribution Branch, and le Société québécoise du cannabis (“SQDC”), representing 45%, 22%, 14% and 19%, respectively (January 31, 2022 – SQDC, OCS and AGLC representing 29%, 19% and 14%, respectively) of total applicable periods net cannabis sales.

The Company holds trade receivables from the crown corporations OCS and SQDC representing 25% and 13% of total trade receivables, respectively as at January 31, 2023 (July 31, 2022 – the two crown corporations OCS and AGLC representing 42% and 23% of total trade receivables, respectively).

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due (See Note 2 – Going Concern). The Company manages liquidity risk by reviewing on an ongoing basis, its working capital requirements. On January 31, 2022, the Company has $34,233 (July 31, 2022 – $83,238) of cash and cash equivalents and $23,939 (July 31, 2022 – $42,999) in trade receivables.

The Company has current liabilities of $242,995 (July 31, 2022 – $335,076) on the statement of financial position. As well, the Company has remaining contractual commitments of $17,198 due before July 31, 2023. Current financial liabilities include the Company’s obligation on the senior secured convertible note. The senior secured convertible note is classified as current due to the noteholders ability to convert the note into equity at any time during the life of the note, and therefore does not reflect a cash based current liability as at January 31, 2023.

The following table provides an analysis of undiscounted contractual maturities for financial liabilities.

Fiscal year	2023 (six-months remaining)	2024	2025	2026	2027	Thereafter	Total
	$	$	$	$	$	$	$
Accounts payable and accrued liabilities	32,129	—	—	—	—	—	32,129
Excise taxes payable	9,116	—	—	—	—	—	9,116
Undiscounted lease payments (Note 14)	395	390	390	150	150	1,200	2,675
Senior secured convertible note (Note 13)[1]	17,812	35,875	38,378	265,582	12,015	—	369,662

Total	59,452	36,265	38,768	265,732	12,165	1,200	413,582

[1]	Undiscounted and inclusive of scheduled interest and advisory fee payments.

Foreign Currency Risk

On January 31, 2023, the Company holds certain financial assets and liabilities denominated in United States Dollars which consist of certain amounts of cash and cash equivalents, the senior secured convertible note and warrant liabilities. The Company does not currently use foreign exchange contracts to hedge its exposure of its foreign currency cash flows as management has determined that this risk is not significant. The Company closely monitors relevant economic information to minimize its net exposure to foreign currency risk. The Company is exposed to unrealized foreign exchange risk through its cash and cash equivalents. On January 31, 2023, $9,572 (US$7,170) (July 31, 2022 – 104,215 (US$81,266)) of the Company’s cash and cash equivalents was in US$. A 1% change in the foreign exchange rate would not result in a material change to the unrealized gain or loss on foreign exchange.

The Company’s senior secured convertible note is denominated in US$. The sensitivity of the senior secured convertible note due to foreign currency risk is disclosed in Note 13.

20. Operating Expenses by Nature

The following table disaggregates the selling, general and administrative expenses as presented on the Statement of Loss and Comprehensive Loss into specified classifications based upon their nature:

	For the three months ended		For the six months ended
	January 31, 2023	January 31, 2022	January 31, 2023	January 31, 2022
	$	$	$	$
Salaries and benefits	2,595	9,487	5,491	19,633
General and administrative	5,089	6,379	8,835	12,540
Professional fees	2,565	4,754	5,939	10,389
Consulting	235	1,930	688	2,474

Total	10,484	22,550	20,953	45,036

The following table summarizes the total payroll related wages and benefits by nature in the period:

	For the three months ended		For the six months ended
	January 31, 2023	January 31, 2022	January 31, 2023	January 31, 2022
	$	$	$	$
General and administrative related wages and benefits	2,595	9,487	5,491	19,633
Marketing and promotion related wages and benefits	558	2,064	1,358	4,034
Research and development related wages and benefits	94	1,086	199	1,597

Total operating expense related wages and benefits	3,247	12,637	7,048	25,264
Wages and benefits capitalized to inventory	4,455	7,442	10,691	15,923

Total wages and benefits	7,702	20,079	17,739	41,187

21. Other Income and Losses

	For the three months ended		For the six months ended
	January 31, 2023	January 31, 2022	January 31, 2023	January 31, 2022
	$	$	$	$
Interest and financing expenses	(1,263)	(5,251)	(3,730)	(10,555)
Interest income	511	193	1,061	967

Finance income (expense), net	(752)	(5,058)	(2,669)	(9,588)

Revaluation of warrant liabilities	273	11,866	275	39,334
Share of loss from investment in associates and joint ventures	43	(2,669)	(2,355)	(4,818)
Fair value (loss)/gain on senior secured convertible note	31,777	(76,666)	25,506	(64,995)
Gain on sale of interest in BCI	—	9,127	—	9,127
Gain/(loss) on investments	–	(297)	140	(576)
Foreign exchange gain/(loss)	3,709	(4,582)	(5,313)	920
Other gains	(1,633)	2,031	1,284	2,031

Non-operating income (expense), net	34,169	(61,190)	19,537	(18,977)

22. Related Party Disclosure

Compensation of Key Management

Key management personnel are those persons having the authority and responsibility for planning, directing, and controlling the Company’s operations, directly or indirectly. The key management personnel of the Company are the members of the executive management team and Board of Directors.

Compensation provided to key management during the year was as follows:

	For the three months ended		For the six months ended
	January 31, 2023	January 31, 2022	January 31, 2023	January 31, 2022
	$	$	$	$
Salary and/or consulting fees	562	635	1,153	1,490
Termination benefits	—	3,642	—	5,280
Bonus compensation	—	380	—	2,393
Stock-based compensation	841	1,595	1,407	3,100

Total	1,403	6,252	2,560	12,263

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed by the related parties. On January 31, 2023, key management held 1,148 of vested RSUs outstanding.

Related Parties and Transactions

Truss LP

The Company owns a 42.5% interest in Truss LP and accounts for the interest as an investment in an associate (Note 8).

Under a Temporary Supply and Services Agreement (“TSSA”) with Truss LP, the Company produced, and packaged cannabis infused beverages in the Cannabis Infused Beverage (“CIB”) Facility. On October 1, 2021, Truss LP received a cannabis manufacturing and processing license under the Cannabis Act (Canada) and commenced manufacturing by producing CIBs within the Belleville facility. Under a second arrangement and until Truss LP operationalized its cannabis selling license on November 1, 2022, the Company purchased the manufactured goods from Truss LP and sold the beverages through to third parties, as a principal under the arrangement. Truss LP received its license for the selling of cannabis on May 2, 2022, however, Truss LP was unable to operationalize the license to be utilized until November 1, 2022. The Company acted as the principal in the arrangement during the three months ended October 31, 2022 and ceased doing so on November 1, 2022 at which point the Company no longer recognizes the sale of CIBs in the condensed interim consolidated statements of net loss.

During the six months ended January 31, 2023, the Company purchased $1,551, respectively (January 31, 2022 – $912, under the previous arrangement and $5,137 under the second arrangement) of manufactured products under the second updated arrangement.

23. Capital Management

The Company’s objectives when managing capital is to safeguard the ability to continue as a going concern, so that the Company can provide returns for shareholders and reach cashflow positivity.

Management defines capital as the Company’s shareholders’ equity. The Board of Directors does not establish quantitative return on capital criteria for management. The Company has not paid any dividends to its shareholders. The Company is not subject to any externally imposed capital requirements other than the covenants related to the Company’s senior secured convertible note as set out in Note 13.

On January 31, 2023, total managed capital was $255,112 (July 31, 2022 – $313,692).

24. Commitments and Contingencies

COMMITMENTS

The Company has certain contractual financial obligations related to service agreements, purchase agreements, rental agreements and construction contracts.

Some of these contracts have optional renewal terms that the Company may exercise at its option. The annual minimum payments payable under these obligations over the next five fiscal years and thereafter are as follows:

$
July 31, 2023 (six-months remaining)	17,198
July 31, 2024	26,413
July 31, 2025	27,145
July 31, 2026	24,270
July 31, 2027	12,239
Thereafter	1,302

108,567

See Note 14 for recognized contractual commitments regarding the Company’s lease obligations under IFRS 16.

LETTERS OF CREDIT

The Company holds a five-year letter of credit with a Canadian financial institution to provide a maximum of $250 that amortizes $50 annually until its expiry on July 14, 2024. On January 31, 2023, the remaining balance of the letter of credit is $150, was not drawn upon and is secured by cash held in collateral (Note 5).

The Company holds a letter of credit with a Canadian financial institution under an agreement with a public utility provider entitling the utility provider to a maximum of $2,581, subject to certain operational requirements. The letter of credit was initially issued on August 1, 2020 and had a one-year expiry from the date of issuance, with an auto renewal feature thereafter. On January 31, 2023, the letter of credit remained at $2,080 (July 31, 2022 – $2,080). The letter of credit has not been drawn upon and is secured by cash held in collateral (Note 5).

CONTINGENCIES

The Company may be, from time to time, subject to various administrative and other legal proceedings. Contingent liabilities associated with legal proceedings are recorded when a liability is probable, and the contingent liability can be reasonably estimated. While the following matters are ongoing, the Company disputes the allegations and intends to continue to vigorously defend against the claims.

On of January 23, 2023, the Superior Court of Quebec dismissed the class action lawsuit against the Company and its former Chief Executive Officer, filed November 19, 2019. The lawsuit had asserted causes of action for misrepresentations under the Québec Securities Act and the Civil Code of Québec in connection with certain statements contained in HEXO’s prospectus, public documents and public oral statements between April 11, 2018 and March 27, 2020. The allegations relate to: (1) statements made by the Company regarding its agreement with the Province of Québec to supply cannabis; (2) statements made by the Company regarding its acquisition of Newstrike, particularly the licensing of the Newstrike facilities and the forecasted synergies and/savings from the Newstrike acquisition; (3) statements made by the Company about the net revenues in Q4 2019 and fiscal year 2020; and (4) HEXO’s management of its inventories. The plaintiffs sought to represent a class comprised of Québec residents who acquired the Company’s securities either in an Offering (primary market) or on the secondary market during such period and sought compensatory damages for all monetary losses and costs. The amount claimed for damages has not been quantified and no accrual has been made as at January 31, 2023 (July 31, 2022—$nil). The Plaintiff has until March 20, 2023 to file an appeal.

As of January 31, 2023, the Company is named as a defendant in a proposed consumer protection class action filed on June 16, 2020, in the Court of Queens’ Bench in Alberta on behalf of residents of Canada who purchased cannabis products over specified periods of time. Several other licensed producers are also named as co-defendants in the action. The lawsuit asserts causes of action, including for breach of contract and breach of consumer protection legislation, arising out of allegations that the Tetrahydrocannabinol (THC) or Cannabidiol (CBD) content of medicinal and recreational cannabis products sold by the Company and the other defendants to consumers was different from what was advertised on the products’ labels. Many of the cannabis products sold by the Company and other defendants were allegedly sold to consumers in containers using plastic bottles or caps that may have rapidly absorbed or degraded the THC or CBD content within them. By allegedly over-representing the true amount of THC or CBD in the products, the plaintiff claims that consumers would be required to consume substantially more product than they otherwise would have in order to obtain the desired effects or, in the alternative, would have consumed the product without obtaining the desired effects. The action has not yet been certified as a class action.

During the year ended July 31, 2020, the Company recognized an onerous contract provision of $4,762 related to a fixed price supply agreement for the supply of cannabis. During the six months ended January 31, 2023, the onerous provision was adjusted to the court judgement amount of $1,846. On January 31, 2023, the total outstanding judgement liability was $10,454 (presented in other liabilities). Management has initiated an appeal against the court’s decision and is simultaneously pursuing a settlement with the counterparty.

Subsequent to the period, on February 24, 2023 the Company received a notice of arbitration from a capital markets consulting group claiming the Company failed to pay a completion fee in connection to an advisory arrangement. The claimant is seeking $11,904 for breach of contract. The Company believes the action to be without merit and intends to vigorously defend the claim. No provision has been recognized as of January 31, 2023.

25. Fair Value of Financial Instruments

The fair values of the financial instruments as at January 31, 2023 are summarized in the following table:

	Amortized cost	FVTPL	Total
	$	$	$
Assets
Cash and cash equivalents	34,233	—	34,233
Restricted funds	2,253	—	2,253
Short-term investments	—	504	504

	$	$	$
Liabilities
Warrant liability	—	442	442
Senior secured convertible note	—	189,659	189,659
Other long-term liabilities[1]	—	881	881

[1]	Financial liability designated as FVTPL.

The fair values of the financial instruments as at July 31, 2022 are summarized in the following table:

	Amortized cost	FVTPL	Total
	$	$	$
Assets
Cash and cash equivalents	83,238	—	83,238
Restricted funds	32,224	—	32,224
Long – term investments	—	504	504

	$	$	$
Liabilities
Warrant liability	—	717	717
Convertible debt	38,301	—	38,301
Senior secured convertible note	—	223,132	223,132
Other long-term liabilities[1]	—	1,409	1,409

[1]	Financial liability designated as FVTPL.

The carrying values of cash and cash equivalents, restricted funds, short term investments, trade and other receivables, accounts payable and accrued liabilities and lease liabilities approximate their fair values due to their relatively short periods to maturity.

26. Revenue from Sale of Goods

The Company disaggregates its revenues from the sale of goods between sales of cannabis beverages (“Cannabis beverage sales”) and dried flower and other cannabis derivative products (“Cannabis sales excluding beverages”). The Company’s cannabis beverage sales were derived from the CIB division, which was established in order to manufacture, produce and sell cannabis beverage products. The CIB division operated under the Company’s cannabis manufacturing licensing, in compliance with Health Canada and the Cannabis Act’s regulations until Truss LP received its cannabis manufacturing license on October 1, 2021, and its selling license on May 2, 2022. Up until November 1, 2022 the Company acted as a principal in the sale of CIBs to customers and presented the revenue from the sale of CIB’s on a gross basis. On November 1, 2022, Truss LP has operationalized its cannabis selling license and the Company has ceased the recognition of CIB sales (see Note 22).

For the three months ended		January 31, 2023			January 31, 2022
Revenue stream	Cannabis sales excluding beverages	Cannabis beverage sales	Total	Cannabis sales excluding beverages	Cannabis beverage sales	Total
	$	$	$	$	$	$
Retail	33,058	—	33,058	55,195	3,867	59,062
Medical	634	—	634	981	—	981
Wholesale	1,841	—	1,841	3,740	—	3,740
International	(265)	—	(265)	8,231	—	8,231

Total revenue from sale of goods	35,268	—	35,268	68,147	3,867	72,014

For the six months ended		January 31, 2023			January 31, 2022
Revenue stream	Cannabis sales excluding beverages	Cannabis beverage sales	Total	Cannabis sales excluding beverages	Cannabis beverage sales	Total
	$	$	$	$	$	$
Retail	80,237	1,551	81,788	110,400	7,198	117,598
Medical	1,373	—	1,373	1,790	—	1,790
Wholesale	4,049	—	4,049	7,851	—	7,851
International	942	—	942	14,272	—	14,272

Total revenue from sale of goods	86,601	1,551	88,152	134,313	7,198	141,511

During the three months and six months ended January 31, 2023, the Company recognized $4,735 and $5,580, respectively (January 31, 2022 – $1,151 and $3,618) of net sales provisions and price concessions.

27. Segmented Information

The Company operates under one material operating segment. Substantially all property, plant and equipment and intangible assets are located in Canada.

28. Operating Cash Flow Supplement

The following items comprise the Company’s operating cash flow activity for the periods herein.

For the six months ended	January 31, 2023	January 31, 2022
	$	$
Items not affecting cash
Depreciation of property, plant and equipment	1,623	3,196
Depreciation of property, plant and equipment in cost of sales	4,675	10,942
Amortization of intangible assets	6,132	15,053
Fair value loss/(gain) on convertible debentures	(28,627)	64,996
Unrealized gain on changes in fair value of biological assets	(3,797)	(29,526)
Unrealized fair value adjustment on investments	—	1,847
Onerous contract settlement adjustment	(2,648)	—
Interest and other income	1,829	7,605
Accretion of convertible debenture	1,508	2,451
Non-cash finance and transaction fees	1,539	1,681
Write-off of inventory and biological assets	5,217	5,556
Write down of inventory to net realizable value	12,515	50,134
Realized fair value amounts on inventory sold	25,160	22,726
Loss from investment in associate and joint ventures	2,355	4,818
Share-based compensation	1,260	8,052
Revaluation of financial instruments (gain)/loss	(275)	(39,334)
Impairment losses	440	669,076
Gain on sale of BCI	—	(9,053)
(Gain)/loss on long lived assets and disposal of property, plant and equipment	(377)	—
Gain on exit of lease	(470)	(453)
Foreign exchange gain	9,082	6,609

Total items not affecting cash	37,141	796,376

For the six months ended	January 31, 2023	January 31, 2022
Changes in non-cash operating working capital items
Trade receivables	19,060	(816)
Commodity taxes recoverable and other receivables	6,460	4,297
Prepaid expenses	(1,297)	2,853
Lease receivable	—	27
Inventory	(15,250)	(35,778)
Biological assets	12,668	29,836
Accounts payable and accrued liabilities	(30,778)	(26,755)
Excise taxes payable	2,695	(3,774)
Onerous contract cash settlement	(730)	—
Income tax recoverable	—	(4,482)

Total non-cash operating working capital	(7,172)	(34,592)

Additional supplementary cash flow information is as follows:

For the six months ended	January 31, 2023	January 31, 2022
	$	$
Capital amounts in accounts payable	440	961
Capital contributions in accounts payable	—	8,035
Right-of-use asset additions	—	1,993
Interest paid	12,907	5,254

29. Income Taxes

The Company’s effective income tax rate was 1.43% for the six months ended January 31, 2023 (January 31, 2022 – 3.17%). The effective tax rate is different than the statutory rate primarily due to the non-recognition of deferred tax assets.